SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: May 14, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation announces settlement of patent litigation with
Ivax Corporation


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: May 14, 2003






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4

























                                       Exhibit (a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Mike Coffee
President & Chief Operating Officer
Amarin Corporation plc
Phone: 415-389-4755
Email: mile.coffee@amarincorp.com

          AMARIN CORPORATION ANNOUNCES SETTLEMENT OF
           PATENT LITIGATION WITH IVAX CORPORATION

  Ivax to sublicense patent rights in return for royalty payments


     LONDON, United Kingdom, May 14, 2003 -- Amarin Corporation plc (NASDAQ: AMRN) (Amarin) announced today that it has entered into a settlement of patent litigation with Ivax Corporation (AMEX: IVX). The litigation concerns two U.S. patents licensed to Amarin by Eli Lilly and Company (NYSE: LLY) upon Amarin's acquisition from Elan Corporation (NYSE: ELN) of the exclusive U.S. license rights to Permax (r) (pergolide mesylate) tablets.
In return for a sublicense under those patents, Amarin will receive royalty payments from Ivax's sale of any pergolide products, as described below.

     "We are very pleased to resolve this litigation on terms which acknowledge the value of our licensed patents," commented Rick Stewart, Amarin's chief executive officer. "Settling this litigation will allow us to focus our resources and efforts on progressing our pipeline products, Zelapar ( tm )(selegiline orally disintegrating tablets) and LAX-101 (ethyl eicosapentaenoate)," he added.

     Under the terms of the settlement, Amarin and Lilly will grant to Ivax a non-exclusive sublicense in the U.S. under the two patents at issue, beginning September 2, 2003, and continuing for the remaining life of the patents. In return, Ivax will make royalty payments to Amarin, to be shared between Amarin and Lilly, from the first six months' gross profit (net sales less cost of goods sold) from sales of any Ivax pergolide product under its Abbreviated New Drug Application (ANDA) for pergolide products, once approved by FDA. The patent litigation was initiated by Elan in 2001 upon the filing by Ivax of its ANDA, and was assumed by Amarin as a part of its acquisition of the U.S. license rights from Elan. Under the Hatch-Waxman law regarding patent rights and approval of generic drugs, Elan's commencement of the patent suit resulted in an automatic stay of approval of Ivax's ANDA by the Food and Drug Administration (FDA) until September 2003. Ivax has announced that its ANDA has received tentative approval by the FDA.

     Pergolide is the active pharmaceutical ingredient in Permax, indicated as adjunctive treatment for Parkinson's disease. An ANDA for pergolide products has previously been filed by Teva Pharmaceuticals (Nasdaq: TVA) and approved by FDA. Teva's product was commercially launched in January of this year. Amarin is not aware of any other ANDA for pergolide filed with FDA.

     Amarin Corporation plc is a specialty pharmaceutical company focused on neurology. The Company plans to become a leader in this therapeutic category by providing innovative products and solutions that address significant unmet medical needs. Amarin has eleven pharmaceutical products on the U.S. market along with a development pipeline that includes two late-stage candidates:
Zelapar ( tm ) (selegiline orally disintegrating tablets), for Parkinson's disease, and LAX-101, a proprietary compound for Huntington's Disease.

     For press release and other Company information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.